Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS THIRD QUARTER 2010 RESULTS

-    Third Quarter Revenues Increase 10 percent to $38.7 Million Compared to Q3 2009 -

-    Third Quarter non-GAAP Gross Margin of 77.3 Percent -

-    Non-GAAP Net Income $3.2 million, or $0.11 Per Share, Compared to $6.0 million, or $0.20 Per Share in Q3 2009 -

-    GAAP Net Income of $1.0 million, or $0.03 Per Share, Compared to $3.8 million or $0.13 Per Share in Q3 2009  -

-    Company Lowers 2010 Guidance -

YOQNEAM, Israel, November 3, 2010 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the third quarter ended September 30, 2010.

Worldwide revenues were $38.7 million in the third quarter of 2010, a 10 percent increase from $35.2 million in the third quarter of 2009.  Third quarter revenues include $5.9 million from Sierra Scientific Instruments (SSI) which the company acquired in April.  Revenue in the quarter was lower than expected primarily due to lower sales in the EMEA region.  Gross margin on a non-GAAP basis in the third quarter of 2010 was 77.3 percent, compared to gross margin of 77.8 percent in the third quarter of 2009.

On a non-GAAP basis, net income for the third quarter of 2010 was $3.2 million, or $0.11 per share on a fully diluted basis, compared to net income of $6.0 million, or $0.20 per share on a fully diluted basis in the third quarter of 2009.  On GAAP basis, net income for the third quarter of 2010 was $1.0 million, or $0.03 per share, compared to $3.8 million, or $0.13 per share in the same quarter of last year. A reconciliation of GAAP results to non-GAAP results is attached.

Net cash provided by operating activities in the third quarter was $11.2 million, compared to $3.3 million in the third quarter of 2009.  Cash and cash equivalents, short-term investments and marketable securities on September 30, 2010 totaled $83.2 million.

"Financial results this quarter continued to be negatively affected by the global economic slowdown.  In the EMEA region, we were impacted by lower than expected PillCam sales particularly in Spain, Italy and Greece where our customers have reduced inventory levels. We anticipate this trend may continue during the fourth quarter.   At the same time, we are encouraged by the fact that PillCam utilization in this region hasn’t changed and we expect sales in the region to rebound in 2011.  Despite the difficult global macroeconomic environment, our revenues grew by 10% compared to the same period last year, our gross margin remained strong and our operating cash flow exceeded $11 million.  We are also pleased with the notable improvement in gross margins of the Bravo and Sierra product lines.  With a diversified business, strong balance sheet and constant innovation, we are well positioned to accelerate our growth when the economy improves," said Homi Shamir, president and CEO.

Third Quarter 2010 Revenue Analysis

Revenues in the Americas region were $26.1 million, including revenues of $4.2 million from the Bravo pH Monitoring System and $3.6 million from sales of SSI.  In the same period in 2009 revenues in the Americas region were $22.6 million, including revenues of $3.7 million from Bravo.  Revenues in the EMEA region were $8.4 million including $1.6 million from SSI.  In the same period in 2009, EMEA revenues were $9 million.  APAC revenues were $4.1 million including SSI sales of $0.6 million in the third quarter of 2010 compared to $3.6 million in the same period in 2009.

Worldwide PillCam SB sales amounted to 52,600 capsules in the third quarter of 2010, compared to 54,800 in the same period last year.  PillCam SB sales in the Americas region of 36,500 in the third quarter of 2010 were flat compared to the same period last year.  PillCam SB sales in the EMEA region were 10,500 compared to 13,500 in the third quarter of 2009, while PillCam SB sales in the APAC region were 5,600 compared to 5,000 in the same period in 2009.

Supplemental third quarter data can be found at www.givenimaging.com in the Investor Relations section.

Nine Month Financial Results

For the nine month period ended September 30, 2010, revenues increased by 11 percent to $112.9 million compared to $101.7 million in the same period of 2009.  Revenue for the first nine months of 2010 includes SSI revenues of $11.6 million.  Sales in the Americas region in the first nine months of 2010 were $72.5 million compared to $65.7 million in the same period in 2009.  Sales in the Americas region include $11.9 million from sales of Bravo, compared to $9.6 million in the first nine months of 2009.  SSI sales in the Americas region were $7.1 million in the period. Sales in the EMEA region were $28.5 million and include $3.2 million in sales from SSI, compared to $27.1 million in the same period in 2009. Sales in the APAC region were $11.7 million compared to $9.0 million last year.

On a non-GAAP basis, gross profit margin for the nine month period was 77.3 percent compared to 76.6 percent in 2009.  On a GAAP basis, gross profit margin in the first nine months of 2010 was 75.7 percent.  On a non-GAAP basis net income for the first nine months of 2010 was $13.8 million, or $0.45 per share on a fully diluted basis, compared to $13.5 million, or $0.45 per share on a fully diluted basis for the same period in 2009. GAAP net income for the first nine months of 2010 was $5.3 million, or $0.17 per share on a fully diluted basis, compared to $9.0 million or $0.30 per share on a fully diluted basis in the same period last year.

2010 Guidance Update

Due to the unstable European economy, the fact that EMEA customers reduced PillCam inventory levels which may continue in the fourth quarter, and lower healthcare utilization in the US, the company is reducing its 2010 financial guidance.  The Company now anticipates that 2010 revenues will be between $154 million and $157 million.  GAAP earnings per share is expected to be between $0.18 – $0.23. Non-GAAP earnings per share (excluding charges relating to FAS123R and SSI acquisition expenses) is expected to be between $0.51 – $0.58.

Recent Developments

Given Imaging recently launched new products at the American College of Gastroenterology Annual Meeting 2010:

•	PillCam SB 2-EX
A small bowel capsule which extends capsule operating time to a minimum of 12 hours for patients who are confirmed or believed to have slow motility

•	PillCam Express
A video capsule delivery device for patients who are unable to ingest the capsule or who have slow gastric emptying times

Conference Call / Webcast Information

U.S. Call / Webcast
The company will host a conference call in English at 9:00 am ET on Thursday, November 4, 2010. To participate in this teleconference, please dial 888-264-8893 fifteen minutes before the conference is scheduled to begin. Callers outside of the U.S. should dial 913-312-1482. The call will also be webcast live at www.givenimaging.com.  A replay of the call will be available for two weeks on the company's website, or until November 18 by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 2594018.

Hebrew Call
A separate conference call in Hebrew will take place on November 4, 2010 at 1:00 pm Israel time, 7:00 am ET. To access this call, please dial +972 3 918 0610 ten minutes before the conference is scheduled to begin. A replay of the call will be available from November 7 until November 9 by dialing +972 3 925 5921.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy uses cutting-edge, wireless technology and advanced software to provide physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO and the colon with PillCam® COLON [PillCam® COLON is not cleared for use in the USA]. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). In April, 2010, Given Imaging acquired Sierra Scientific Instruments, the leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging.  Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Three Months Ended September 30, 2009 and 2010
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total

Three month period
ended September 30, 2010
Compensation expenses	$-	$148	$367	$1,550	$-	$2,065
Sierra PPA	236	(111)	82	-	(82)	125
Total	$236	$37	$449	$1,550	$(82)	$2,190

Three month period
ended September 30, 2009

Compensation expenses	$-	$93	$511	$1,586	$-	$2,190
Total	$-	$93	$511	$1,586	$0	$2,190

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Nine Months Ended September 30, 2009 and 2010
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total

Nine month period
ended September 30, 2010
Compensation expenses	$-	$304	$993	$5,173	$-	$6,470
Sierra acquisition expenses	-	-	-	686	-	686
Sierra PPA	1,745	-	164	250	(761)	1,398
Total	$1,745	$304	$1,157	$6,109	$(761)	$8,554

Nine month period
ended September 30, 2009
Compensation expenses	$-	$286	$1,509	$4,083	$-	$5,878
Tax (benefit)	-	-	-	-	(1,390)	(1,390)
Total	$0	$286	$1,509	$4,083	$(1,390)	$4,488

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the Three months ended September 30, 2010 and 2009
Condensed, in thousands except share and per share data

		Q3 2010			Q3 2009
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$38,658	-	$38,658	$35,220	-	$35,220
Cost of revenues	(8,999)	236	(8,763)	(7,827)	-	(7,827)

Gross profit	29,659	236	29,895	27,393		27,393
Gross profit as a % of revenues	76.7%	-	77.3%	77.8%		77.8%

Operating expenses
Research and development, net	(5,635)	37	(5,598)	(4,632)	93	(4,539)
Sales and marketing	(17,408)	449	(16,959)	(14,758)	511	(14,247)
General and administrative	(6,046)	1,550	(4,496)	(5,042)	1,586	(3,456)
Other, net	(142)	-	(142)	(316)	-	(316)

Total operating expenses	(29,231)	2,036	(27,195)	(24,748)	2,190	(22,558)

Operating profit	428	2,272	2,700	2,645	2,190	4,835
Operating profit as a % of revenues	1.1%		7.0%	7.5%		13.7%

Financing income ,net	887	-	887	1,086	-	1,086

Profit before taxes on income	1,315	2,272	3,587	3,731	2,190	5,921
Income tax benefit (expense)	(334)	(82)	(416)	(6)	0	(6)

Net Profit	981	2,190	3,171	3,725	2,190	5,915

Net loss attributable to non-controlling interest	30	-	30	114	-	114

Net profit attributable to shareholders	$1,011	$2,190	$3,201	$3,839	$2,190	$6,029
Net profit attributable to shareholders as a % of revenues	2.6%		8.3%	10.9%		17.1%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.03	$0.08	$0.108	$0.13	$0.07	$0.20

Diluted Earnings attributable to shareholders per Ordinary Share	$0.03	$0.08	$0.11	$0.13	$0.07	$0.20

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the nine months ended September 30, 2010 and 2009
Condensed, in thousands except share and per share data

		YTD 2010			YTD 2009
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$112,889	-	$112,889	$101,723	-	$101,723
Cost of revenues	(27,397)	1,745	(25,652)	(23,766)	-	(23,766)

Gross profit	85,492	1,745	$87,237	77,957	-	77,957
Gross profit as a % of revenues	75.7%		77.3%	76.6%		76.6%

Operating expenses
Research and development, net	(14,575)	304	(14,271)	(12,522)	286	(12,236)
Sales and marketing	(48,502)	1,157	(47,345)	(45,257)	1,509	(43,748)
General and administrative	(18,136)	6,109	(12,027)	(14,021)	4,083	(9,938)
Other, net	(376)	-	(376)	(331)	-	(331)

Total operating expenses	(81,589)	7,570	(74,019)	(72,131)	5,878	(66,253)

Operating profit	3,903	9,315	13,218	5,826	5,878	11,704
Operating profit as a % of revenues	3.5%		11.7%	5.7%		11.5%

Financing income, net	1,690	-	1,690	1,276	-	1,276

Profit before taxes on income	5,593	9,315	14,908	7,102	5,878	12,980
Income tax benefit (expense)	(563)	(761)	(1,324)	1,160	(1,390)	(230)

Net Profit	5,030	8,554	13,584	8,262	4,488	12,750

Net loss attributable to non-controlling interest	245	-	245	704	-	704

Net profit attributable to shareholders	$5,275	$8,554	$13,829	$8,966	$4,488	$13,454
Net profit attributable to shareholders as a % of revenues
	4.7%		12.3%	8.8%		13.2%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.18	$0.29	$0.48	$0.31	$0.15	$0.46

Diluted Earnings attributable to shareholders per Ordinary Share	$0.17	$0.28	$0.45	$0.30	$0.15	$0.45

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	September 30	December 31
	2010	2009
Assets

Current assets
Cash and cash equivalents	$39,848	$46,458
Short-term investments	38,414	31,736
Accounts receivable:
Trade	25,113	24,742
Other	3,276	3,799
Inventories	18,921	17,302
Prepaid expenses	2,323	1,036
Deferred tax assets	1,558	2,207
Advances to suppliers	385	534

Total current assets	129,838	127,814

Deposits	1,223	1,062

Assets held for employee severance payments	5,895	4,968

Marketable securities	4,925	16,956

Non-current inventory	5,899	6,015

Fixed assets, at cost, less accumulated depreciation	14,034	13,843

Deferred tax assets	192	192

Intangible assets, less accumulated amortization	26,319	11,284

Goodwill	24,109	3,586

Total Assets	$212,434	$185,720

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	September 30	December 31
	2010	2009
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$171	$145
Accounts payable:
Trade	8,704	6,789
Other	23,828	20,060
Deferred income	771	234
Total current liabilities	33,474	27,228

Long-term liabilities
Obligation under capital lease, net	285	356
Liability in respect of employees’ severance payments	6,617	5,530
Deferred tax liabilities	4,486	-
Total long-term liabilities	11,388	5,886
Total liabilities	44,862	33,114

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 29,784,327 and 29,370,972 shares
issued and fully paid as of September 30, 2010 and
December 31, 2009, respectively)	350	345
Additional paid-in capital	192,766	182,203
Capital reserve	2,051	2,166
Accumulated other comprehensive income	170	399
Accumulated deficit	(27,910)	(33,185)
Shareholders' equity	167,427	151,928
Non-controlling interest	145	678
Total Equity	167,572	152,606

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Operations
In thousands except share and per share data
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009

Revenues	$112,889	$101,723	$38,658	$35,220	$141,763

Cost of revenues	(27,397)	(23,766)	(8,999)	(7,827)	(33,145)

Gross profit	85,492	77,957	29,659	27,393	108,618

Operating expenses
Research and development, gross	(15,643)	(13,543)	(6,196)	(5,019)	(17,842)

Government grants	1,068	1,021	561	387	1,109
Research and development, net	(14,575)	(12,522)	(5,635)	(4,632)	(16,733)

Sales and marketing	(48,502)	(45,257)	(17,408)	(14,758)	(61,428)
General and administrative	(18,136)	(14,021)	(6,046)	(5,042)	(18,919)
Other, net	(376)	(331)	(142)	(316)	(1,220)

Total operating expenses	(81,589)	(72,131)	(29,231)	(24,748)	(98,300)

Operating income	3,903	5,826	428	2,645	10,318
Financing income, net	1,690	1,276	887	1,086	1,584

Income before taxes
on income	5,593	7,102	1,315	3,731	11,902
Income tax benefit (expense)	(563)	1,160	(334)	(6)	1,542

Net income	5,030	8,262	981	3,725	13,444

Net loss attributable to
non-controlling interest	245	704	30	114	891

Net income attributable to
shareholders	$5,275	$8,966	$1,011	$3,839	$14,335

Earnings per share

Basic Earnings attributable to
shareholders per Ordinary Share	$0.18	$0.31	$0.03	$0.13	$0.49

Diluted Earnings attributable to
shareholders per Ordinary Share	$0.17	$0.30	$0.03	$0.13	$0.47

Weighted average number
of Ordinary Shares used to
compute basic Earnings
per Ordinary Share	29,623,700	29,264,952	29,768,548	29,278,785	29,281,897

Weighted average number
of Ordinary Shares used to
compute diluted Earnings
per Ordinary Share	30,566,498	30,108,597	30,346,875	30,648,420	30,423,162

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009

Cash flows from operating activities:
Net income	$5,030	$8,262	$981	$3,725	$13,444

Adjustments required to reconcile net income
to net cash provided by operating activities:

Depreciation and amortization	5,823	4,513	1,767	1,531	6,096
Goodwill impairment		-		-	483
Deferred tax assets	649	(334)	276	(517)	(1,221)
Deferred tax liabilities	4,486	-	(82)	-	-
Stock based compensation	6,470	5,878	2,065	2,190	7,268
Loss from disposal of fixed assets	468	331	176	316	714
Other	121	(231)	413	(80)	(144)
Net change in trading securities	108	(6,355)	(215)	(2,983)	-
Decrease (increase) in
accounts receivable – trade	3,309	426	1,256	1,134	(3,069)
Decrease (increase) in
accounts receivable – other	527	1,569	1,511	(105)	863
Decrease (increase) in prepaid expenses	(761)	(329)	(764)	(711)	595
Decrease in
advances to suppliers	149	2,963	348	262	3,006
Decrease (increase) in
inventories	2,213	(5,546)	(428)	(2,858)	(4,386)
Increase (decrease) in
accounts payable	(1,683)	1,251	3,992	1,760	1,819
Increase (decrease) in
deferred income	537	(1,304)	(98)	(386)	(1,289)
Net cash provided by
operating activities	22,960	11,094	11,198	3,278	24,179

Cash flows from investing activities:
Purchase of fixed assets and
intangible assets	(3,777)	(3,619)	(1,227)	(1,171)	(4,794)
Deposits	(41)	16	(14)	26	34
Acquisition of Sierra, net
of cash acquired (1)	(34,709)		-		-
Proceeds from sales of
marketable securities and
short term investments	26,793	32,424	4,400	11,698	38,085
Investments in trading and
marketable securities	(21,777)	(13,218)	(13,991)	(1,010)	(27,410)
Net cash provided by (used
in) investing activities	(33,511)	$15,603	(10,832)	$9,543	5,915

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009

Cash flows from financing activities:
Principal payments on capital
lease obligation, net	$(86)	$(97)	$(37)	$(32)	$(131)
Proceeds from the issuance
of Ordinary Shares	4,098	50	307	50	954
Dividend distribution		(15,799)		-	(15,799)
Purchase of shares from a
non-controlling shareholder
in a subsidiary	(403)	(382)	(403)	-	(382)
Net cash (used in) provided
by financing activities	3,609	(16,228)	(133)	18	(15,358)

Effect of exchange rate
changes on cash	332	33	559	122	25

Increase (decrease) in cash
and cash equivalents	(6,610)	10,502	792	12,961	14,761
Cash and cash equivalents
at beginning of period	46,458	31,697	39,056	29,238	31,697

Cash and cash equivalents
at end of period	$39,848	$42,199	$39,848	$42,199	$46,458

Supplementary cash flow information
Income taxes paid	$184	$728	$90	$643	$877